SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                  EDUVERSE.COM
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    281649103
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.   281649103                                      Page 2  of 6    Pages
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1       NAME OF REPORTING PERSON:           Calista Capital Corp.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     Subscription Agreement
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Turks & Caicos Islands, BWI
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                            7      SOLE VOTING POWER
                                   250,000 Shares of Common Stock
        NUMBER OF        -------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH          -------------------------------------------------
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    250,000 Shares of Common Stock
                         -------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 Shares of Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.33%
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14      TYPE OF REPORTING PERSON                   CO
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     This original Schedule 13D statement (the "Schedule") is filed on behalf of Calista Capital Corp. ("Calista"), its sole director and officer, Michael Jackson ("Jackson"), its sole shareholder, Ocean & Sea Empire Trust ("Ocean & Sea"), and Dana Peddie, the sole trustee of Ocean & Sea ("Peddie"), as the

                                  SCHEDULE 13D


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CUSIP No.   281649103                                      Page 3  of 6    Pages
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reporting persons hereunder, relative to the acquisition by Calista of certain shares of common stock issued by Eduverse.com. Neither Calista, Jackson, Ocean & Sea, nor Peddie have made any previous filings on Schedule 13D relating to this acquisition or issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Eduverse.Com ("Eduverse"). Eduverse maintains its principal executive offices at 435 Martin Street, Suite 2000, Blaine, Washington 98230.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Calista Capital Corp., a corporation organized under the laws of Turks & Caicos Islands, BWI, its sole director and officer, Jackson, its sole shareholder, Ocean & Sea Empire Trust, and the sole trustee Dana Peddie. The principal business and principal office of Calista and Jackson is P. O. Box W-961, St. Johns, Antigua. The principal business for Ocean & Sea is 12 The Green, Stoford, Somerset, England BZ22pUD, and the address for Peddie is 148 Garepy Crescent, Edmonton, Alberta, Canada T6M 1A1.

     Pursuant to General Instruction C of Schedule 13D, the executive officer and director of Calista, its sole shareholder, and the person controlling Ocean & Sea (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

--------------------------------------------------------------------------------
        Name           Position with Calista              Business Address
--------------------------------------------------------------------------------

Michael Jackson        Director/President and            P.O. Box W-961
                       Secretary                         St. Johns, Antigua

Ocean & Sea Empire     Shareholder                       12 The Green
Trust                                                    Stoford, Somerset
                                                         England BZ229UD

Dana Peddie            Trustee                           148 Garepy Crescent
                                                         Edmonton, Alberta
                                                         T6M 1A1
--------------------------------------------------------------------------------

     Michael Jackson ("Jackson") is the President/Secretary and sole director of Calista and controlling person of Calista. Calista has the sole right to control the disposition of and vote the Eduverse securities acquired by Calista.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D


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CUSIP No.   281649103                                      Page 4  of 6    Pages
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of a subscription agreement between Eduverse and Calista dated May 2, 2002 (the "Subscription Agreement"), 250,000 shares of restricted common stock of Eduverse were issued to Calista. The consideration exchanged for the securities of Eduverse was payment by Calista of $31,250.00.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of engaging in a private placement of the shares of common stock of Eduverse as follows:

     (i) During the first quarter of fiscal year 2002, Eduverse engaged in a private placement offering under Rule 506 of Regulation D of the Securities Act of 1933, as amended (the "1933 Securities Act"). Pursuant to the terms of the private placement, Eduverse offered 2,400,000 shares of its common stock at $0.125 per share to raise $300,000. On approximately May 3, 2002, Eduverse terminated the offering pursuant to which it had sold 2,000,000 shares of common stock at $0.125 per share for aggregate gross proceeds of $250,000.00 The per share price of the offering was arbitrarily determined by the Board of Directors based upon potential future earnings, assets and net worth of Eduverse.

     (ii) Eduverse issued 250,000 shares of common stock to Calista in accordance with the Subscription Agreement. Calista acknowledged that the securities to be issued have not been registered under the 1933 Securities Act, that it understood the economic risk of an investment in the securities, and that it had the opportunity to ask questions of and receive answers from Eduverse's management concerning any and all matters related to acquisition of the securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     Pursuant to the instructions for items (a) through (j) of Item 4, Calista has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Calista has acquired 250,000 shares of restricted common stock of Eduverse. As set forth in Item 2 of this Schedule, Michael Jackson ("Jackson") is the President/Secretary and a Director of Calista and is the controlling person of Calista. Jackson has the sole right to control the disposition of and vote the Eduverse securities acquired by Calista. Calista and Jackson may consider the acquisition of additional securities of Eduverse, the issuer, but have no present plans or proposals to do so.

     (b) Neither Calista nor Jackson have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Eduverse or to enter into extraordinary corporate transactions.

     (c) Neither Calista nor Jackson have any present plans or proposals to cause a sale or transfer of a material amount of assets of Eduverse.

     (d) Calista plans to exercise the voting rights associated with ownership of shares of common stock of Eduverse.

     (e) Neither Calista nor Jackson have any present plans or proposals to cause a material change in the capitalization of Eduverse.

                                  SCHEDULE 13D


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CUSIP No.   281649103                                      Page 5  of 6    Pages
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     (f) Neither Calista nor Jackson have any present plans or proposals to make any other material change to the business or corporate structure of Eduverse.

     (g) Neither Calista nor Jackson have any present plans or proposals to change Eduverse's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Eduverse by any person.

     (h) Neither Calista nor Jackson have any present plans or proposals to cause Eduverse's common stock from not being quoted on the OTC Bulletin Board.

     (i) Neither Calista nor Jackson have any present plans or proposal relating to a class of securities of Eduverse becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither Calista nor Jackson have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on May 6, 2002, Calista beneficially owned 250,000 shares (or approximately 8.33% of the outstanding shares) of Eduverse's common stock as follows:

              Holder                       Number of Shares
              ------                       ----------------

              Calista Capital Corp.            250,000

              Total                            250,000

     (b) No Instruction C Person owns any other common or preferred shares of Eduverse. Ocean & Sea has the sole power to vote or to direct the voting of the 250,000 common shares of Eduverse held by Calista.

     (c) As of May 6, 2002, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Eduverse equity securities had been engaged in by Calista, or Jackson, by the directors, officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, nor do any of said parties have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than Calista has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                                  SCHEDULE 13D


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CUSIP No.   281649103                                      Page 6  of 6    Pages
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Calista Capital Corp.


Date: May 8, 2002                            By: /s/  Michael Jackson
                                                 -------------------------------
                                                      Michael Jackson, President



Date: May 8, 2002                                /s/  Michael Jackson
                                                      --------------------------
                                                      Michael Jackson



                                             Ocean & Sea Empire Trust


Date: May 8, 2002                            By: /s/  Dana Peddie
                                                 -------------------------------
                                                      Dana Peddie, Trustee